Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

VIA EDGAR

July 15, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File No. 333-196810 (the “Registrant”) on behalf of the Oak Ridge Large Cap Growth Fund and Oak Ridge Small Cap Growth Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of the Registrant by Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 9, 2014, regarding the Registrant’s registration statement on Form N-14 filed on June 16, 2014 (the “Registration Statement”).  The Registration Statement is with respect to the proposed reorganizations of the Pioneer Oak Ridge Large Cap Growth Fund and Pioneer Oak Ridge Small Cap Growth Fund series of Pioneer Series Trust I (the “Target Funds”) into the Oak Ridge Large Cap Growth Fund and Oak Ridge Small Cap Growth Fund series of the Registrant (the “Acquiring Funds”), respectively.  Responses to all of the comments are included below and as appropriate will be reflected in a 497 filing.

1.
The last sentence of the form of tax opinion states that the opinion may not be relied upon by any person other than the Trust.  Section III.D.1 of Staff Legal Bulletin No. 19 (published October 14, 2011) prohibits such limitation in such an opinion.  Specifically, fund shareholders should be permitted to rely on the opinion.  Please revise the tax opinion to state that fund shareholders may rely on the opinion.

Response:     The last sentence of the tax opinion has been revised to indicate that the opinion may not be relied upon by any person other than the Trust and Target Fund shareholders.

2.
In accordance with Section IV of Staff Legal Bulletin No.19 please add to the tax opinion tax counsel’s consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement.

Response:     The following sentence has been added to the tax opinion:

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Acquiring Trust’s Registration Statement on Form N-14 with respect to the Transaction, and we further consent to the references to us and the discussion of this opinion therein.

3.	Please confirm that each Acquiring Fund is the accounting survivor of the corresponding Reorganization.

Response:     We confirm each Acquiring Fund is the accounting survivor of the corresponding Reorganization.

4.
In the letter to shareholders, please disclose the outcome if shareholders of the Pioneer Oak Ridge Large Cap Growth Fund approve the corresponding Reorganization, but the shareholders of the Pioneer Oak Ridge Small Cap Growth Fund do not approve the corresponding Reorganization.

Response:     The following sentences below, currently included in the letter to shareholders, have been revised as follows:

If the shareholders of Pioneer Oak Ridge Small Cap Growth Fund do not approve the proposed Reorganization of that Target Fund, then neither of the Reorganizations will be implemented, regardless of the outcome of the shareholder vote to approve the proposed Reorganization of the Pioneer Oak Ridge Large Cap Growth Fund.  If the shareholders of Pioneer Oak Ridge Large Cap Growth Fund do not approve the proposed Reorganization of that Target Fund, then the Reorganization of that Target Fund will not be implemented, regardless of the outcome of the shareholder vote to approve the proposed Reorganization of the Pioneer Oak Ridge Small Cap Growth Fund.

5.
In the Notice of Special Meeting of Shareholders, please clarify that only shareholders of the Pioneer Oak Ridge Large Cap Growth Fund will vote on Proposal 1 and only shareholders of the Pioneer Oak Ridge Small Cap Growth Fund will vote on Proposal 2.

Response:     The disclosure has been updated as requested.

6.
In the Question and Answer “What is the purpose of the Reorganization?”, please explain what will happen if the agreement whereby Oak Ridge will repurchase the interest in Oak Ridge from Pioneer is executed, but shareholders of an Acquiring Fund do not approve the corresponding Reorganization.

Response:     The agreement is conditioned upon the closing of the Reorganization of the Pioneer Oak Ridge Small Cap Growth Fund, as currently described in the disclosure.  We have updated the disclosure to consider what will occur if shareholders of the Pioneer Oak Ridge Small Cap Growth Fund approve the corresponding Reorganization, but the shareholders of the Pioneer Oak Ridge Large Cap Growth Fund do not approve the corresponding Reorganization as follows:

Oak Ridge and Pioneer’s association with the Target Funds dates from 2004.  In February 2004, each Target Fund acquired a corresponding predecessor fund for which Oak Ridge was the investment adviser.  After the acquisition, Pioneer became the investment adviser to each Target Fund and Oak Ridge became the sub-adviser to the Target Funds.  In 2005, an affiliate of Pioneer acquired 49% of Oak Ridge.  Oak Ridge has recently agreed to repurchase that interest in Oak Ridge together with the closing of the Reorganization of Pioneer Oak Ridge Small Cap Growth Fund.  If shareholders of Pioneer Oak Ridge Large Cap Growth Fund do not approve the corresponding Reorganization prior to the closing of the Reorganization of Pioneer Oak Ridge Small Cap Growth Fund, the Board will consider what further actions to take with respect to the Pioneer Oak Ridge Large Cap Growth Fund, which may include termination of that Target Fund.~~, and in that~~ In connection with the proposed repurchase, Pioneer and Oak Ridge have agreed that the shareholders of the Target Funds would benefit if Oak Ridge provides all advisory services to the Target Funds rather than serving solely as the Funds’ sub-adviser.  As this type of arrangement is not available through the Trust, Pioneer and Oak Ridge have recommended that each Target Fund be reconstituted as a series of IMST.

7.
We note that Class R shareholders of the Target Funds will receive Class A shares in the Reorganization.  In the Question and Answer “How will the proposed Reorganizations affect the fees and expenses I pay as a shareholder of a Target Fund?”, clarify that Class A Shares of the Acquiring Funds are subject to a front-end sales charge, unlike Class R and Class B Shares of the Target Fund.

Response:     We have supplemented the Question and Answer “Will I be charged a sales charge or contingent deferred sales charge (“CDSC”) as a result of a Reorganization” as follows:

No sales charge, CDSC or redemption fees will be imposed to any shareholders as a result of a Reorganization.  However, unlike Class R and Class B shares of the Target Funds, Class A shares of the Acquiring Funds are subject to a front-end sales charge.  As a result, Target Fund Class R and Class B shareholders may be subject to a front-end sales charge on future additional purchases of Class A shares of an Acquiring Fund.

8.
In the last sentence of the Question and Answer “How will the proposed Reorganizations affect the fees and expenses I pay as a shareholder of a Target Fund?”, please describe how the expense limitation arrangements for Class Y and Class K shares of the Acquiring Funds compare to the expense limitation arrangements for those classes of the Target Funds, similar to the statement immediately preceding this sentence referring to Class A and Class C shares.

Response:     We note that Class Y and Class K shares of the Target Funds currently do not have expense limitation arrangements.  To clarify this, we have revised the last sentence as follows:

In addition, Oak Ridge has agreed that, for a period of at least two years from the date of the Reorganization, the fees and expenses attributable to the Class A and Class C shares of the Acquiring Funds will be capped at levels that are no higher than the current fee and expense cap levels of those Classes of the Target Funds.  Although Class Y and Class K shares of the Target Funds currently do not have expense limitations, Oak Ridge has also agreed that, for at least two years, the fees and expenses attributable to the Class Y and Class K (as applicable) shares of the Acquiring Funds will be capped to the extent necessary so that expenses do not exceed a specified level.

9.
The Question and Answer “Will Oak Ridge and Pioneer benefit from the Reorganization?” notes certain payments Oak Ridge will make to Pioneer in exchange for Pioneer’s interest in Oak Ridge.  Please explain why this is not an “unfair burden” to a Fund for purposes of Section 15(f).

Response:     As defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which a transaction occurs whereby the investment adviser (or predecessor or successor adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter of the investment company).  All payments to Pioneer in connection with Oak Ridge’s purchase of Pioneer’s interest in Oak Ridge will be made by Oak Ridge and not by any of the Target Funds or Acquiring Funds.  Therefore, we do not believe these payments constitute an “unfair burden” to a Fund for purposes of Section 15(f).  Furthermore, we note the total annual operating expenses for each share class of each Acquiring Fund are expected to be lower than or equal to the expenses of the applicable share classes of the corresponding Target Fund as of the most recent fiscal year end.

10.	In the last sentence of the Question and Answer “What will happen if a Plan is not approved?”, please clarify which funds (Target or Acquiring) may be terminated.

Response:     The sentence has been revised as follows:

In either such case, the Board will consider what further actions to take with respect to ~~the~~ one or both Target ~~Fund or~~ Funds that will not be reorganized, which may include termination of one or both such Target Funds.

11.
On the front page of the Combined Proxy Statement and Prospectus (“Proxy Statement”), please clarify that only shareholders of the Pioneer Oak Ridge Large Cap Growth Fund will vote on Proposal 1 and only shareholders of the Pioneer Oak Ridge Small Cap Growth Fund will vote on Proposal 2.

Response:     The disclosure has been updated as requested.

12.	On page 5 of the Proxy Statement, please clarify why the type of arrangement in the disclosure below is not available through the Trust.

Oak Ridge has recently agreed to repurchase that interest in Oak Ridge together with the closing of the Reorganization of Pioneer Oak Ridge Small Cap Growth Fund, and in that connection Pioneer and Oak Ridge have agreed that the shareholders of the Target Funds would benefit if Oak Ridge provides all advisory services to the Target Funds rather than serving solely as the Funds’ sub-adviser.  As this type of arrangement is not available through the Trust, Pioneer and Oak Ridge have recommended that each Target Fund be reconstituted as a series of IMST.

Response:     The last sentence in the disclosure above has been revised as follows:

As the Trust is intended to only include funds advised by Pioneer, ~~this type of arrangement is not available through the Trust,~~ Pioneer and Oak Ridge have recommended that each Target Fund be reconstituted as a series of IMST.

13.
On page 6 of the Proxy Statement, if the Board considered the expected fees of the Acquiring Funds prior to the effect of the expense limitation arrangements, please include this in the list of Board considerations.

Response:     The following has been added to the list of Board considerations:

The total annual operating expenses for each share class of each Acquiring Fund prior to any fee waiver and expense reimbursement is expected to be lower than or equal to the expenses of the applicable share classes of the corresponding Target Fund prior to any fee waiver and expense reimbursement as of the most recent fiscal year end.

14.	In the introductory paragraph to each Fees and Expenses table in the Proxy Statement, please revise the second sentence as follows:

As the corresponding Acquiring Fund has not yet commenced operations as of the date of this Proxy Statement, the Other Expenses ~~Summary of Fund Expenses~~ shown for the Acquiring Fund are estimates.

Response:     The requested revision has been made.

15.	In the third footnote to each Fees and Expense table in the Proxy Statement please:

a.	Confirm if either Oak Ridge or Pioneer may recoup previously waived fees and, if so, include appropriate disclosure.
b.	Change the word “arrangement” to “expense limitation agreement.”
c.	Disclose who may terminate the expense limitation agreement between Oak Ridge and IMST, and under what circumstances.
d.	Confirm if the expense limitation agreements with respect to Class K and Class Y shares of the Acquiring Funds are contractual and if the same exclusions apply. If so, please disclose.

Response:     The third footnote to each Fees and Expenses table has been revised as follows below.  We note that Pioneer is not permitted to recoup previously waived fees with respect to the Target Funds.

The Target Fund’s investment adviser has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all fund expenses other than extraordinary expenses, such as litigation, taxes, brokerage commissions and acquired fund fees and expenses) to the extent required to reduce fund expenses to ___%, ___%, ___% and ___% of the average daily net assets attributable to Class A, Class B, Class C and Class R, respectively. These expense limitations are in effect through April 1, 2015. There can be no assurance that the adviser will extend the expense limitation beyond such time. Net expenses for a class may exceed the applicable expense limitation to the extent that the fund incurs excluded expenses. While in effect, an expense limitation agreement ~~arrangement~~ may be terminated for a class only by agreement of the adviser and the Trust’s Board of Trustees. Oak Ridge has contractually agreed to maintain these expense limits with respect to the Acquiring Fund’s Class A and Class C shares for a period of two years from the date of the Reorganization.  Oak Ridge has also contractually agreed that, for at least two years, the fees and expenses attributable to the Class K [and Class Y shares] of the Acquiring Fund (excluding extraordinary expenses, such as litigation, taxes, brokerage commissions and acquired fund fees and expenses) will be capped to the extent necessary so that expenses do not exceed ___% [and ___%, respectively].  The expense limitation agreement with respect to the Acquiring Fund may only be terminated before its expiration by the IMST Board of Trustees.  Oak Ridge is permitted to seek reimbursement from the Acquiring Fund, subject to limitations, of fees waived or payments made to the Acquiring Fund for a period of three years from the date of the waiver or payment.

16.
In the introductory paragraph to each Example table in the Proxy Statement, please disclose that unlike Class R and Class B shares of the Target Fund, Class A Shares of the Acquiring Fund charge a front-end sales charge.

Response:     The following has been added to the introductory paragraph to each Example table:

Unlike Class R and Class B shares of the Target Fund, Class A shares of the Acquiring Fund are subject to a front-end sales charge.  No sales charge will be imposed to any shareholders as a result of the Reorganization.  However, shareholders may be subject to a front-end sales charge on future additional purchases of Class A shares of an Acquiring Fund.

17.
With respect to the Oak Ridge Large Cap Growth Fund’s principal investment strategies in the Proxy Statement, please explain why the Fund’s definition of large capitalization companies (those companies with market capitalization of $3 billion or more at time of purchase) is appropriate.

Response:     Oak Ridge believes that the definition of large capitalization companies in the Oak Ridge Large Cap Growth Fund’s principal investment strategies in the Proxy Statement is reasonable. Oak Ridge notes that the smallest company by market capitalization included in the Russell 1000 Index as of May 31, 2014 was $2.2 billion.1 The Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. In addition, Oak Ridge notes that several "large-cap" mutual funds have similar capitalizations as the lower end of the range for defining large-capitalization companies.2

18.	Please revise the sentence below in each Acquiring Fund’s principal investment strategies in the Proxy Statement as follows:

The equity securities in which the Fund principally invests are common stocks and depositary receipts, but the Fund may invest in other types of equity securities to a lesser extent, such as exchange-traded funds (ETFs) that invest ~~primarily~~ substantially all of their assets in equity securities, equity interests in real estate investment trusts (REITs), preferred stocks, warrants and rights.

Response:     The requested change has been made.

19.	Please add a discussion regarding “Emerging Markets Risk” to each Acquiring Fund’s principal risks in the Proxy Statement.

Response:     The requested disclosure has been included.

20.
We note each Acquiring Fund includes a “Sector Concentration Risk” discussion in its principal risks in the Proxy Statement.  Please add corresponding disclosure to each Acquiring Fund’s principal investment strategies.

Response:     The following has been added to the first paragraph of each Acquiring Fund’s principal investment strategies:

The Fund may at times invest a significant portion of its assets in a single sector.

1	https://www.russell.com/indexes/americas/tools-resources/reconstitution/market-capitalization-ranges.page

2
See, e.g., Summary Prospectus of AMG Funds dated April 28, 2014 (defining large-capitalization companies for the AMG Renaissance Large Cap Growth Fund as companies that, at the time of purchase, have a minimum market capitalization of approximately $3 billion); Summary Prospectus of Neuberger Berman Equity Funds dated December 16, 2013 (defining large-capitalization companies for the Neuberger Berman Large Cap Disciplined Growth Fund as those with a market capitalization greater than $3 billion at the time of purchase); Summary Prospectus of Laudus Trust dated February 28, 2014 (defining large-capitalization companies for the Laudus U.S. Large Cap Growth Fund as those with a market capitalization greater than $3 billion at the time of purchase).

21.	Please include a discussion of when an Acquiring Fund may take a temporary defensive position in the Proxy Statement.

Response:     We note that a discussion of when an Acquiring Fund may take a temporary defensive position is currently included in “Appendix B - More Information about the Acquiring Funds.”

22.	In the fifth paragraph on page 38 of the Proxy Statement, please disclose the estimated dollar amount of the reorganization expenses Oak Ridge has agreed to pay.

Response:     The disclosure has been revised as follows:

Oak Ridge has agreed to pay all costs relating to the proposed Reorganizations, including the costs relating to the Special Meeting and to preparing and filing the registration statement that includes this Proxy Statement. Oak Ridge will also incur the costs associated with the solicitation of proxies, including the cost of copying, printing and mailing proxy materials.  Oak Ridge anticipates the total costs relating to the proposed Reorganizations will be approximately $600,000.

23.
On page 40 of the Proxy Statement, in the Board considerations discussion, please disclose that Class A Shares of the Acquiring Funds are subject to a front-end sales charge, unlike Class R and Class B Shares of the Target Fund.

Response:     The following has been added to the Board considerations discussion:

The Board considered that no sales charge, CDSC or redemption fees will be imposed to any shareholders as a result of a Reorganization.  The Board noted, however, that unlike Class R and Class B shares of the Target Funds, Class A shares of the Acquiring Funds are subject to a front-end sales charge and, as a result, Target Fund Class R and Class B shareholders may be subject to a front-end sales charge on future additional purchases of Class A shares of an Acquiring Fund.

24.
If material, please add disclosure regarding the potential limitation of any capital loss carryforwards, including an appropriate level of detail (e.g., amount, expiration date, etc.) in the Proxy Statement.

Response:     Disclosure addressing this comment has been added.

25.
In the Average Annual Total Returns table for each Target Fund in the Proxy Statement, please add the parenthetical “(Return Before Taxes)” to the rows for Class B, C, K, R and Y shares (as applicable).

Response:     The requested parenthetical has been added.

26.	On page 49 of the Proxy Statement, in the discussion of the portfolio managers, please disclose that the portfolio managers are jointly and primarily responsible for the management of the Funds.

Response:     The sentence below has been revised as follows:

These portfolio managers are jointly and primarily responsible for the management of each Target Fund and will remain the same for each Acquiring Fund.

27.
With respect to the “Section 15(f) Safe Harbor” discussion on page 50 of the Proxy Statement, please (i) explain why the payments to Pioneer described on page 3 are not an “unfair burden” to a Fund for purposes of Section 15(f) and (ii) disclose why reliance on the safe harbor is being disclosed.

Response:     As noted in response to Comment 9 above, because all payments to Pioneer in connection with Oak Ridge’s purchase of Pioneer’s interest in Oak Ridge will be made by Oak Ridge and not by any of the Target Funds or Acquiring Funds, we do not believe these payments constitute an “unfair burden” to a Fund for purposes of Section 15(f).  Furthermore, we note the total annual operating expenses for each share class of each Acquiring Fund are expected to be lower than or equal to the expenses of the applicable share classes of the corresponding Target Fund as of the most recent fiscal year end.

The first paragraph of the “Section 15(f) Safe Harbor” discussion in the Proxy Statement has been revised as follows:

Because Pioneer will receive payments in exchange for its 49% interest in Oak Ridge, Oak Ridge and Pioneer have agreed to use their commercially reasonable efforts to assure compliance with the conditions of Section 15(f) of the 1940 Act.  Section 15(f) provides a non-exclusive safe harbor for an investment adviser or any affiliated persons thereof to receive any amount or benefit in connection with a sale of securities of, or any other interest in, such adviser which results in an assignment of an investment advisory contract with an investment company as long as two conditions are met.

28.
The “Auditors” discussion on page 54 of the Proxy Statement indicates that the Target Funds’ financial statements are incorporated by reference into the Proxy Statement. Such incorporation by reference is not permissible pursuant to Rule 411(a) under the Securities Act of 1933.  However, the Statement of Additional Information may incorporate the financial statements by reference, and this has been done. Therefore the disclosure in the Proxy Statement indicating that the Target Funds’ financial statements are incorporated by reference into the Proxy Statement should be deleted.

Response:     The requested revision has been made.

************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (202) 373-6133.  Thank you.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik
Bingham McCutchen LLP